FILED BY WPP GROUP PLC
                                             PURSUANT TO RULE 425 UNDER THE
                                                     SECURITIES ACT OF 1933
                                    SUBJECT COMPANY: GREY GLOBAL GROUP INC.
                                            COMMISSION FILE NO.: 333-119949


FOR IMMEDIATE RELEASE

                                                           22 DECEMBER 2004


                           WPP GROUP PLC ("WPP")

                       GREY GLOBAL GROUP INC ("GREY")

In connection with the proposed acquisition of Grey by WPP, Amendment No. 1 to Registration Statement on Form F-4 was filed by WPP with the Securities and Exchange Commission ("SEC") in Washington DC on 21 December 2004.

Shareholders should be aware that the Registration Statement and the Preliminary Proxy Statement/Prospectus contained therein, as amended, are subject to changes, deletions or additions which may or may not be material in nature. No reliance should therefore be placed on the information contained in the Registration Statement, as amended.

Copies of this Registration Statement are available free of charge on the SEC website at www.sec.gov under WPP's company filings and as otherwise indicted below under "Investor Information". In addition, a copy of the Registration Statement has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: (0) 20 7676 1000

Contact:
Feona McEwan, WPP London                    44-20 7408 2204
www.wpp.com

                            INVESTOR INFORMATION

This communication is being made by WPP in respect of the proposed merger involving WPP and Grey. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP has filed with the US Securities and Exchange Commission (SEC) on December 21, 2004, Amendment no. 1 to Registration Statement on Form F-4 (SEC File No. 333-119949), containing a preliminary proxy statement/prospectus relating to the proposed merger for the stockholders of Grey, and each of WPP and Grey has and will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed merger. Information regarding Grey's directors and executive officers is available in Grey's definitive proxy statement relating to its 2004 Annual Meeting of Stockholders. This definitive proxy statement was filed by Grey with the SEC on December 8, 2004. Additional information regarding the interests of such potential participants is included in the preliminary proxy statement/prospectus relating to the proposed merger, which is available now, and will be included in the definitive proxy statement/prospectus relating to the proposed merger and the other relevant documents filed with the SEC.